Exhibit 4.3

description of the registrant’s securities registered
under section 12 of the securities exchange act of 1934

As of December 31, 2020, MainStreet Bancshares, Inc. (the “Company”) had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):  (1) our common stock, and (1) our depositary shares, each representing a 1/40th interest in a share of 7.50% Series A Fixed-Rate Non-Cumulative Perpetual Preferred Stock (“Series A Preferred Stock”).

The following description is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Restated Articles of Incorporation, as amended (the “Articles of Incorporation”) and our Bylaws (the “Bylaws”), each of which is an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part. We encourage you to read our Articles of Incorporation, our Bylaws and applicable provisions of the Virginia Stock Corporation Act for additional information.

Authorized Capitalization

Our authorized capital stock consists of:

•	10,000,000 shares of common stock, par value $4.00 per share; and
•	2,000,000 shares of serial preferred stock, par value $1.00 per share.

Our Board of Directors may issue shares of our capital stock from time to time for such consideration as the Board may deem advisable without further shareholder approval, subject to the maximum number of authorized shares provided in our Articles of Incorporation. Our capital stock is non-withdrawable capital, is not an insurable account and is not insured by the FDIC.

description of the common stock

Dividend Rights

We may pay dividends, as declared from time to time by the Board of Directors, out of funds legally available for the payment of dividends, subject to certain restrictions imposed by federal and state laws. The holders of common stock are entitled to receive and share equally in any dividends as may be declared by the Board of Directors.

Voting Rights

In all elections of directors, each common shareholder has the right to cast one vote for each share of common stock owned by him or her and is entitled to vote for as many persons as there are directors to be elected. Our common shareholders do not have cumulative voting rights. On any other question to be determined by a vote of shares at any meeting of common shareholders, each shareholder shall be entitled to one vote for each share of common stock owned by him or her and entitled to vote. Unless otherwise required by the Virginia Stock Corporation Act or our Articles of Incorporation, one-third of the votes entitled to be cast on a matter by a voting group at a shareholder meeting shall constitute a quorum.

Preemptive Rights

Holders of our common stock have no preemptive rights.

Calls and Assessments

All common stock outstanding is fully paid and nonassessable.

Liquidation Rights

Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, holders of our common stock are entitled to share ratably, after satisfaction in full of all of our liabilities (including deposit liabilities), in all of our remaining assets available for distribution. Holders of Series A Preferred Stock  have a priority over the holders of the Company’s common stock in the event of liquidation or dissolution.

Transfer Agent

American Stock Transfer & Trust Company, LLC serves as our registrar and transfer agent.

Provisions That May Affect Change of Control

Our Articles of Incorporation and the Virginia Stock Corporation Act contain certain provisions designed to enhance the ability of the Board of Directors to deal with attempts to acquire control of the Company. These provisions and the ability to set the voting rights, preferences and other terms thereof may be deemed to have an anti-takeover effect and may discourage takeover attempts which have not been approved by the Board (including takeovers which certain shareholders may deem to be in their best interest). To the extent that such takeover attempts are discouraged, temporary fluctuations in the market price of our common stock resulting from actual or rumored takeover attempts may be inhibited. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transaction may be favorable to the interests of shareholders, and could potentially adversely affect the market price of our common stock.

The following briefly summarizes protective provisions that are contained in our Articles of Incorporation or provided by the Virginia Stock Corporation Act. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions and is qualified in its entirety by reference to our Articles of Incorporation and the Virginia Stock Corporation Act.

Supermajority Approval of Certain Actions. Our Articles of Incorporation require a supermajority of 80% or more of all votes entitled to be cast for shareholder approval of certain actions, unless at least two-thirds of the Board of Directors has approved and recommended the action. Items subject to this supermajority provision include amendments of our Articles of Incorporation, approval of plans of merger or share exchange, asset sales of all or substantially all of the Company’s assets other than in the regular course of business, and plans of dissolutions. If at least two-thirds of our Board of Directors has approved and recommended one of the above actions, a simple majority vote is required to approve the matter.

Staggered Board of Directors. According to our Bylaws, our Board of Directors must have a minimum of five members and a maximum of 15 members. Our Board consists of three groups each of which serves three-year terms, with the term of office of one group expiring each year. According to our Articles of Incorporation and Bylaws, a director may be removed with or without cause by the affirmative vote of a majority in interest of shareholders present at a meeting where a quorum is in attendance.

Authorized Shares of Preferred Stock.  See “Description of the Series A Preferred Stock” regarding preferences associated with the issued and outstanding Series A Preferred Stock.

The Company is unable to determine the effects of any future issuance of a series of preferred stock on the rights of its shareholders until the Board of Directors determines the rights of the holders of such series. However, such effects might include: (i) a preference in the payment of dividends to holders of preferred stock; (ii) dilution of voting power in the unlikely event that the holders of shares of preferred stock are given voting rights; (iii) dilution of the equity interests and voting power of holders of common stock if the preferred stock is converted into common stock; (iv) a liquidation preference above the holders of common stock; and (v) prevention of mergers with or business combinations by the Company and discouragement of possible tender offers for shares of the Company’s common stock.

Virginia Stock Corporation Act. Articles 14 and 14.1 of the Virginia Stock Corporation Act contain provisions regarding affiliated transactions and control share acquisitions. These provisions could have an anti-takeover effect, thereby reducing the control premium that might otherwise be reflected in the value of our common stock. Although Virginia corporations are permitted to opt out of these provisions, we have not done so. Below is a summary of the key provisions of these Articles. You should read the actual provisions of the Virginia Stock Corporation Act for a complete understanding of the restrictions that these provisions place on affiliated transactions and control share acquisitions.

Affiliated Transactions Statute. Article 14 of the Virginia Stock Corporation Act governs “affiliated transactions,” or transactions between a Virginia corporation and an “interested shareholder.” “Interested shareholders” are holders of more than 10% of any class of a corporation’s outstanding voting shares. Subject to certain exceptions discussed below, the affiliated transactions statute requires that, for three years following the date upon which any shareholder becomes an interested shareholder, any affiliated transaction must be approved by the affirmative vote of holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than the shares beneficially owned by the interested shareholder, and by a majority (but not less than two) of the “disinterested directors.” The affiliated transactions statute defines a disinterested director as a member of a corporation’s board of directors who either (i) was a member before the later of January 1, 1988 or the date on which an interested shareholder became an interested shareholder or (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the disinterested directors then on the corporation’s board of directors. At the expiration of the three-year period after a shareholder becomes an interested shareholder, these provisions require that any affiliated transaction be approved by the affirmative vote of the holders of two-thirds of the outstanding shares of the corporation entitled to vote, other than those beneficially owned by the interested shareholder.

The principal exceptions to the special voting requirement apply to affiliated transactions occurring after the three-year period has expired and require either that the affiliated transaction be approved by a majority of the corporation’s disinterested directors or that the transaction satisfy specific statutory fair price requirements. In general, the fair price requirements provide that the shareholders must receive for their shares the higher of: the highest per share price paid by the interested shareholder for his or its shares during the two-year period prior to becoming an interested shareholder, or the fair market value of the shares. The fair price requirements also require that, during the three years preceding the announcement of the proposed affiliated transaction, all required dividends have been paid and no special financial accommodations have been accorded the interested shareholder, unless approved by a majority of the disinterested directors.

Control Share Acquisitions Statute. With specific enumerated exceptions, Article 14.1 of the Virginia Stock Corporation Act applies to acquisitions of shares of a corporation which would result in an acquiring person’s ownership of the corporation’s shares entitled to be voted in the election of directors falling within any one of the following ranges: 20% to 33 1/3%, 33 1/3% to 50% or 50% or more. Shares that are the subject of a control share acquisition will not be entitled to voting rights unless the holders of a majority of the “disinterested shares” vote at an annual or special meeting of shareholders of the corporation to accord the control shares with voting rights. Disinterested shares are those outstanding shares entitled to be voted that are not owned by the acquiring person or by officers and inside directors of the target company. Under specific circumstances, the control share acquisitions statute permits an acquiring person to call a special shareholders’ meeting for the purpose of considering granting voting rights to the holders of the control shares. As a condition to having this matter considered at either an annual or special meeting, the acquiring person must provide shareholders with detailed disclosures about his or its identity, the method and financing of the control share acquisition and any plans to engage in specific transactions with, or to make fundamental changes to, the corporation, its management or business. Under specific circumstances, the control share acquisitions statute grants dissenters’ rights to shareholders who vote against granting voting rights to the control shares. Among the acquisitions specifically excluded from the control share acquisitions statute are acquisitions which are a part of certain negotiated transactions to which the corporation is a party and which, in the case of mergers or share exchanges have been approved by the corporation’s shareholders under other provisions of the Virginia Stock Corporation Act.

description of the preferred stock

Our Articles of Incorporation authorize our Board of Directors to divide the authorized preferred stock into and issue the same in series and, to the fullest extent permitted by law, to fix and determine the preferences, limitations and relative rights of the shares of any series so established, and to provide for the issuance thereof. Prior to the issuance of any share of a series of preferred stock, the Board of Directors shall establish such series by adopting an amendment to the Articles of Incorporation.

On September 15 and September 25, 2020, we issued an aggregate 1,150,000 depositary shares, each representing a 1/40th ownership interest in a share of 7.50% Series A Fixed-Rate Non-Cumulative Preferred Stock, par value $1.00 per share, with a liquidation preference of $1,000 per share of the Series A Preferred Stock (equivalent to $25 per depositary share) and an aggregate liquidation preference of $28,750,000, all of which were outstanding as of December 31, 2020.

DESCRIPTION OF THE SERIES A PREFERRED STOCK

General

The Series A Preferred Stock is a single series of our authorized preferred stock. We are offering 1,000,000 depositary shares (1,150,000 depositary shares if the underwriters exercise their over-allotment option in full), representing 25,000 shares of the Series A Preferred Stock (28,750 shares of the Series A Preferred Stock if the underwriters exercise their over-allotment option in full) in the aggregate by this prospectus supplement and the accompanying prospectus. Shares of the Series A Preferred Stock, upon issuance against full payment of the purchase price for the depositary shares, will be fully paid and nonassessable. The depositary will be the sole holder of shares of the Series A Preferred Stock. The holders of depositary shares will be required to exercise their proportional rights in the Series A Preferred Stock through the depositary, as described in the section entitled “Description of the Depositary Shares.”

Shares of the Series A Preferred Stock rank senior to our common stock and at least equally with each other series of Series A Preferred Stock we may issue if provided for in the articles of amendment relating to such Series A Preferred Stock or otherwise (except for any senior stock that may be issued with the requisite consent of the holders of the Series A Preferred Stock and all other parity stock, if any), with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up of the Company. See “—Other Series A Preferred Stock” below. In addition, we will generally be able to pay dividends and distributions upon liquidation, dissolution or winding up only out of lawfully available assets for such payment (after satisfaction of all claims for indebtedness and other non-equity claims). Further, the Series A Preferred Stock may be fully subordinated to interests held by the U.S. government in the event that we enter into a receivership, insolvency, liquidation, or similar proceeding.

The Series A Preferred Stock is not convertible into, or exchangeable for, shares of any other class or series of stock or other securities of the Company. The Series A Preferred Stock has no stated maturity and is not subject to any sinking fund or other obligation of the Company to redeem or repurchase the Series A Preferred Stock.

We reserve the right to re-open this series and issue additional shares of the Series A Preferred Stock either through public or private sales at any time and from time to time, which may or may not involve additional depositary shares. The additional shares would form a single series with the Series A Preferred Stock. In addition, we may from time to time, without notice to or consent of holders of the Series A Preferred Stock or the depositary shares, issue additional shares of Series A Preferred Stock that rank equally with or junior to the Series A Preferred Stock.

Dividends

General. Dividends on the Series A Preferred Stock will not be cumulative. If our Board of Directors or a duly authorized committee of our Board of Directors does not declare a dividend on the Series A Preferred Stock in respect of a dividend period, then no dividend shall be deemed to have accrued for such dividend period, be payable on the applicable dividend payment date, or be cumulative, and we will have no obligation to pay any dividend for that dividend period, whether or not our Board of Directors or a duly authorized committee of our Board of Directors declares a dividend on the Series A Preferred Stock for any subsequent dividend period. A dividend period is each period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period commenced on and included the original issue date of the Series A Preferred Stock. Dividends payable on the Series A Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Holders of the Series A Preferred Stock are entitled to receive, when, as, and if declared by our Board of Directors or a duly authorized committee of our Board of Directors out of assets legally available for the payment of dividends under Virginia law, non-cumulative cash dividends based on the liquidation preference of the Series A Preferred Stock at a rate equal to 7.50% per annum for each quarterly dividend period from the original issue date through the redemption date of the Series A Preferred Stock, if any. In the event that we issue additional shares of Series A Preferred Stock after the original issue date, dividends on such shares will accrue from the original issue date of such additional shares or any other date we specify at the time such additional shares are issued.

If declared by our Board of Directors or a duly authorized committee of our Board of Directors, we will pay dividends on the Series A Preferred Stock quarterly in arrears, on March 30, June 30, September 30 and December 30 of each year, commencing on December 30, 2020 (each such date, a “dividend payment date”). If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next business day without any adjustment to the amount of dividends paid. A business day means any weekday that is not a legal holiday in New York, New York, and that is not a day on which banking institutions in New York, New York, are closed.

Dividends will be payable to holders of record of the Series A Preferred Stock as they appear on our stock register on the applicable record date, which shall be the 15th calendar day before the applicable dividend payment date, or such other record date, not exceeding 30 calendar days before the applicable payment date, as shall be fixed by our Board of Directors or a duly authorized committee of our Board of Directors. The corresponding record dates for the depositary shares will be the same as the record dates for the Series A Preferred Stock.

Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward. Dividends on the Series A Preferred Stock will cease to accrue on the redemption date, if any, as described below under “—Redemption,” unless we default in the payment of the redemption price of the shares of the Series A Preferred Stock called for redemption.

The Company’s ability to pay dividends on the Series A Preferred Stock depends on the ability of MainStreet Bank to pay dividends to the Company. The ability of the Company and MainStreet Bank to pay dividends in the future is subject to bank regulatory requirements and capital adequacy rules and policies established by the Virginia Bureau of Financial Institutions and the Board of Governance of the Federal Reserve System (the “Federal Reserve”). In particular, dividends on the Series A Preferred Stock may not be declared, paid or set aside for payment if and to the extent such dividends would cause us to fail to comply with applicable laws and regulations, including capital adequacy rules applicable to us. The Federal Reserve also has the authority to prohibit or to limit the payment of dividends by a banking organization under its jurisdiction if, in the Federal Reserve’s opinion, the organization is engaged in or is about to engage in an unsafe or unsound practice.

Priority of Dividends. The Series A Preferred Stock ranks junior as to payment of dividends to any class or series of our Series A Preferred Stock that we may issue in the future that is expressly stated to be senior to the Series A Preferred Stock. If at any time we do not pay, on the applicable dividend payment date, accrued dividends on any shares that rank senior in priority to the Series A Preferred Stock with respect to dividends, we may not pay any dividends on the Series A Preferred Stock or repurchase, redeem, or otherwise acquire for consideration any shares of Series A Preferred Stock until we have paid, or set aside for payment, the full amount of the unpaid dividends on the shares that rank senior in priority with respect to dividends that must, under the terms of such shares, be paid before we may pay dividends on, repurchase, redeem, or otherwise acquire for consideration, the Series A Preferred Stock. There are no other shares of Series A Preferred Stock issued and outstanding.

So long as any share of Series A Preferred Stock remains outstanding, unless, in each case, the full dividends for the preceding dividend period on all outstanding shares of the Series A Preferred Stock have been paid in full or declared and a sum sufficient for the payment thereof has been set aside for payment:

•

no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any junior stock (other than (i) a dividend payable solely in junior stock or (ii) any dividend in connection with the implementation of a shareholders’ rights plan, or the redemption or repurchase of any rights under any such plan);

•

no shares of junior stock shall be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than (i) as a result of a reclassification of junior stock for or into other junior stock, (ii) the exchange or conversion of one share of junior stock for or into another share of junior stock, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock, (iv) purchases, redemptions or other acquisitions of shares of junior stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (v) purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to the preceding dividend period, including under a contractually binding stock repurchase plan, (vi) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, or (vii) the acquisition by us or any of our subsidiaries of record of ownership in junior stock for the beneficial ownership of any other persons (other than for the beneficial ownership by us or any of our subsidiaries), including as trustees or custodians), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us; and

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no shares of parity stock, if any, shall be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than (i) pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series A Preferred Stock and such parity stock, if any, (ii) as a result of a reclassification of parity stock for or into other parity stock, (iii) the exchange or conversion of parity stock for or into other parity stock or junior stock, (iv) through the use of the proceeds of a substantially contemporaneous sale of other shares of parity stock, (v) purchases of shares of parity stock pursuant to a contractually binding requirement to buy parity stock existing prior to the preceding dividend period, including under a contractually binding stock repurchase plan, (vi) the purchase of fractional interests in shares of parity stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, or (vii) the acquisition by us or any of our subsidiaries of record of ownership in parity stock for the beneficial ownership of any other persons (other than for the beneficial ownership by us or any of our subsidiaries), including as trustees or custodians), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us.

We will not declare or pay or set apart funds for the payment of dividends on any parity stock, unless we have paid or set apart funds for the payment of dividends on the Series A Preferred Stock. When dividends are not paid in full upon shares of Series A Preferred Stock and parity stock, if any, all dividends declared upon shares of Series A Preferred Stock and parity stock will be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends for the then-current dividend period per share on the Series A Preferred Stock, and accrued dividends, including any accumulations, if any, on parity stock, if any, bear to each other.

As used herein, “junior stock” means our common stock and any other class or series of stock of the Company hereafter authorized over which the Series A Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company. As of the date of this prospectus supplement, our common stock is the only series of junior stock outstanding.

As used herein, “parity stock” means any other class or series of stock of the Company that ranks on a parity with the Series A Preferred Stock with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up of the Company. As of the date of this prospectus supplement, there are no series of parity stock outstanding. See “—Other Series A Preferred Stock” below.

As used herein, “senior stock” means any other class or series of stock of the Company ranking senior to the Series A Preferred Stock with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up of the Company. There are no series of senior stock outstanding. See “—Other Series A Preferred Stock” below.

Subject to the considerations described above, and not otherwise, dividends (payable in cash, stock or otherwise), as may be determined by our Board of Directors or a duly authorized committee of our Board of Directors, may be declared and paid on our common stock and any other stock ranking equally with or junior to the Series A Preferred Stock from time to time out of any assets legally available for such payment, and the holders of Series A Preferred Stock shall not be entitled to participate in any such dividend.

Redemption

The Series A Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions. Neither the holders of Series A Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the Series A Preferred Stock.

We may, at our option and subject to any required regulatory approval, redeem the Series A Preferred Stock (i) in whole or in part, from time to time, on any dividend payment date on or after September 30, 2025, or (ii) in whole, but not in part, at any time within 90 days following a “regulatory capital treatment event,” in either case at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends on the shares of Series A Preferred Stock called for redemption up to the redemption date.

A “regulatory capital treatment event” means the good faith determination by the Company that, as a result of any:

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amendment to, or change (including any announced prospective change) in, the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of Series A Preferred Stock;

•	proposed change in those laws or regulations that is announced or becomes effective after the initial issuance of any share of Series A Preferred Stock; or
•

official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of any share of Series A Preferred Stock;

there is more than an insubstantial risk that the Company will not be entitled to treat the full liquidation value of the shares of Series A Preferred Stock then outstanding as “Tier 1 capital” (or its equivalent) for purposes of the Federal Reserve’s capital adequacy rules (or, as and if applicable, the capital adequacy rules of any successor federal banking regulator or agency), as then in effect and applicable, for as long as any share of Series A Preferred Stock is outstanding.

We are a bank holding company regulated by the Federal Reserve. We treat the Series A Preferred Stock as “additional tier 1 capital” (or its equivalent) for purposes of the capital adequacy rules of the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any successor federal banking agency) applicable to us.

If shares of the Series A Preferred Stock are to be redeemed, the notice of redemption shall be sent to the holders of record of the Series A Preferred Stock to be redeemed not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the depositary shares representing the Series A Preferred Stock are held in book-entry form through The Depository Trust Company (“DTC”), we may give such notice in any manner permitted by DTC). Each notice of redemption will include a statement setting forth:

•	the redemption date;
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the number of shares of Series A Preferred Stock to be redeemed and, if fewer than all the shares held by the holder are to be redeemed, the number of shares of Series A Preferred Stock to be redeemed from the holder;

•	the redemption price;
•	the place or places where the certificates evidencing shares of Series A Preferred Stock, if applicable, are to be surrendered for payment of the redemption price; and

•	that dividends on the shares of Series A Preferred Stock to be redeemed will cease to accrue on the redemption date.

Upon the redemption date, dividends will cease to accrue on shares of Series A Preferred Stock, and such shares of Series A Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, including the rights described under “—Voting Rights” below, except the right to receive the redemption price plus any declared and unpaid dividends on the shares of Series A Preferred Stock called for redemption up to the redemption date. See “Description of the Depositary Shares” for information about redemption of the depositary shares relating to the Series A Preferred Stock.

In case of any redemption of only part of the shares of the Series A Preferred Stock at the time outstanding, the shares to be redeemed shall be selected pro rata or by lot. Subject to the provisions hereof, our Board of Directors or a duly authorized committee of our Board of Directors shall have full power and authority to prescribe the terms and conditions upon which shares of the Series A Preferred Stock shall be redeemed from time to time.

Under the Federal Reserve’s capital adequacy rules applicable to bank holding companies, any redemption of the Series A Preferred Stock is subject to prior approval by the Federal Reserve. Any redemption of the Series A Preferred Stock is subject to our receipt of any required prior approval by the Federal Reserve and to the satisfaction of any conditions set forth in the capital adequacy rules of the Federal Reserve applicable to redemption of the Series A Preferred Stock.

Neither the holders of the Series A Preferred Stock nor the holders of the related depositary shares have the right to require the redemption or repurchase of the Series A Preferred Stock. Any notice of redemption, once given, shall be irrevocable.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind-up our business and affairs, holders of the Series A Preferred Stock will be entitled to receive a liquidating distribution of $1,000 per share of the Series A Preferred Stock (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends, out of assets legally available for distribution to our shareholders, before we make any distribution of assets to the holders of our common stock or any other class or series of shares ranking junior to the Series A Preferred Stock. Holders of the Series A Preferred Stock will not be entitled to any other amounts from us after they have received their full liquidating distribution.

In any such distribution, if the assets of the Company are not sufficient to pay the liquidation preferences plus declared and unpaid dividends in full to all holders of the Series A Preferred Stock and all holders of parity stock, if any, as to such distribution with the Series A Preferred Stock, the amounts paid to the holders of Series A Preferred Stock and the holders of parity stock, if any, will be paid pro rata in accordance with the respective aggregate liquidating distribution owed to those holders. If the liquidation preference plus declared and unpaid dividends has been paid in full to all holders of Series A Preferred Stock and parity stock, if any, the holders of our junior stock shall be entitled to receive all remaining assets of the Company according to their respective rights and preferences.

In addition, we will generally be able to pay dividends and distributions upon liquidation, dissolution or winding up only out of lawfully available assets for such payment (after satisfaction of all claims for indebtedness and other non-equity claims). Further, the Series A Preferred Stock may be fully subordinated to interests held by the U.S. government in the event that we enter into a receivership, insolvency, liquidation, or similar proceeding.

Our merger or consolidation with any other entity, including a merger or consolidation in which the holders of Series A Preferred Stock receive cash, securities or property for their shares, or the sale, lease or exchange of all or substantially all of the assets of the Company for cash, securities or other property, shall not constitute a liquidation, dissolution or winding up of the Company.

Because we are a holding company, our rights and the rights of our creditors and our shareholders, including the holders of the Series A Preferred Stock, to participate in the assets of any subsidiary, including MainStreet Bank, upon that subsidiary’s liquidation or recapitalization may be subject to the prior claims of that subsidiary’s creditors, including deposits, except to the extent that we are a creditor with recognized claims against the subsidiary.

Voting Rights

Except as provided below, the holders of the Series A Preferred Stock will have no voting rights.

Right to Elect Two Directors upon Nonpayment of Dividends. If we fail to pay, or declare and set apart for payment, dividends on outstanding shares of the Series A Preferred Stock for six quarterly dividend periods, whether or not consecutive (a “Nonpayment”), the number of members of our Board of Directors shall be increased by two, and the holders of outstanding shares of the Series A Preferred Stock, voting as a single class with the holders of shares of any equally ranked series of Series A Preferred Stock for which dividends have not been paid and upon which voting rights have been conferred and are exercisable (“Voting Parity Stock”) shall be entitled to vote for the election of two additional members of the Board of Directors (the “Series A Preferred Stock Directors”), with each series or class having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such class or series. At any time after such voting power has vested, the holders of the Series A Preferred Stock shall have the right, voting as a single class together with the holders of Voting Parity Stock (if any), to elect two Series A Preferred Stock Directors at a special meeting called upon the written request of the holders of record of at least 20% of the outstanding shares of the Series A Preferred Stock or any series of Voting Parity Stock (unless such request is received by us less than 90 days before the date publicly announced for our next annual meeting or fixed for a special meeting of shareholders, in which event such election shall be held at such upcoming annual or special meeting of the shareholders); provided that at no time shall our Board of Directors include more than two Series A Preferred Stock Directors, and provided further that any election of Series A Preferred Stock Directors would not cause us to violate the corporate governance requirements of the Nasdaq Capital Market (or any other exchange on which our securities may be listed) regarding the independence of directors or other similar requirements. Notice for any such special meeting will be given in a similar manner to that provided in the Company’s Bylaws for a special meeting of shareholders of the Company.

The Series A Preferred Stock Directors elected at any such special meeting or annual meeting will hold office until our next annual meeting of shareholders unless their term has been previously terminated as described below. In case any vacancy occurs among the Series A Preferred Stock Directors, a successor will be elected by the Board of Directors to serve until the next annual meeting of shareholders upon the nomination by the remaining Series A Preferred Stock Director or, if no Series A Preferred Stock Director remains in office, by the vote of the holders of record of the outstanding shares of Series A Preferred Stock and any series of Voting Parity Stock, voting as a single class, with each series or class having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such class or series. Each of the two Series A Preferred Stock Directors shall each be entitled to one vote per director on any matter.

Upon payment in full of continuous noncumulative dividends on the Series A Preferred Stock for a period of one year following a Nonpayment, the terms of the two Series A Preferred Stock Directors elected as set forth above shall immediately terminate, the number of directors shall be reduced by two, and the voting rights described above shall cease, subject to revesting of such voting rights in the event of any future Nonpayment. In addition, if and when the rights of holders of Series A Preferred Stock terminate for any reason, including under circumstances described above under “— Redemption,” such voting rights shall terminate along with the other rights (except, if applicable, the right to receive the redemption price plus any declared and unpaid dividends), and the terms of any Series A Preferred Stock Directors shall terminate automatically and the number of directors shall be reduced by two, assuming that the rights of holders of such Voting Parity Stock have similarly terminated.

Under the regulations of the Federal Reserve, if the holders of any series of Series A Preferred Stock are or become entitled to vote separately for the election of directors as a class, such series, along with any other holders of stock that are entitled to vote for the election of directors with that series, will be deemed a class of voting securities. A company holding 25% or more of that class, or less if it otherwise exercises a “controlling influence” over us, will be subject to regulation as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). In addition, at the time the series is deemed a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve under the BHC Act to acquire or retain more than 5% of that class. Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of that class.

Other Voting Rights. So long as any shares of Series A Preferred Stock remain outstanding, the affirmative vote or consent of the holders of at least two-thirds of all outstanding shares of the Series A Preferred Stock, voting separately as a class, shall be required to:

•

authorize or increase the authorized amount of, or issue shares of, any class or series of senior stock, or issue any obligation or security convertible into or evidencing the right to purchase any such shares of senior stock;

•

amend the provisions of our Articles of Incorporation, so as to adversely affect the powers, preferences, privileges or rights of the Series A Preferred Stock, taken as a whole; provided, however, that any increase in the amount of the authorized or issued Series A Preferred Stock or authorized common stock or Series A Preferred Stock or the creation and issuance, or an increase in the authorized or issued amount, of other series of Series A Preferred Stock ranking equally with or junior to the Series A Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Company will not be deemed to adversely affect the powers, preferences, privileges or rights of the Series A Preferred Stock; or

•

consummate a binding share-exchange or reclassification involving the Series A Preferred Stock, or a merger or consolidation with or into another entity unless (i) the shares of the Series A Preferred Stock remain outstanding or are converted into or exchanged for preferred securities of the surviving entity and (ii) the shares of the remaining Series A Preferred Stock or the new preferred securities of the surviving entity have terms that are not materially less favorable than the Series A Preferred Stock.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed.

Voting Rights under Virginia Law. Except as expressly set forth in the Articles of Amendment, the Virginia Stock Corporation Act does not provide any additional voting rights to the holders of the Series A Preferred Stock. Therefore, under the Virginia Stock Corporation Act, the holders of the Series A Preferred Stock will only have those voting rights set forth above under “—Voting Rights.”

Preemptive and Conversion Rights

The holders of the Series A Preferred Stock do not have any preemptive or conversion rights.

Other Series A Preferred Stock

Our Articles of Incorporation authorize our Board of Directors to create and provide for the issuance of one or more series of Series A Preferred Stock without the approval of our shareholders. Our Board of Directors can also determine the terms, including the designations, powers, preferences and rights (including conversion, voting and other rights) and the qualifications, limitations or restrictions, of any such series of Series A Preferred Stock. Currently, 2,000,000 shares of our capital stock are classified as preferred stock under our Articles of Incorporation.

Depositary Agent, Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC is the depositary, transfer agent and registrar for the Series A Preferred Stock. We may, in our sole discretion, remove the depositary in accordance with the agreement between us and the depositary; provided that we will appoint a successor depositary who will accept such appointment prior to the effectiveness of its removal.

Information Rights

During any period in which the Company is not subject to Section 13 or 15(d) of the Exchange Act and any shares of the Series A Preferred Stock are outstanding, we will use our best efforts to (i) make available on our website, at www.mstreetbank.com, current information specified in Rule 144(c)(2) under the Securities Act of 1933 and Rule 15c2-11(a)(5)(i) to (xiv) and (xvi) under the Exchange Act; and (ii) promptly, upon request, supply such information to any holder or prospective holder of Series A Preferred Stock.

DESCRIPTION OF THE DEPOSITARY SHARES

General

We are issuing depositary shares representing proportional fractional interests in shares of the Series A Preferred Stock. Each depositary share represents a 1/40th interest in a share of the Series A Preferred Stock, and will be evidenced by depositary receipts. We will deposit the underlying shares of the Series A Preferred Stock with a depositary pursuant to a deposit agreement among us, American Stock Transfer & Trust Company, LLC and the holders from time to time of the depositary receipts evidencing the depositary shares (the “Deposit Agreement”). Subject to the terms of the Deposit Agreement, each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a share of Series A Preferred Stock represented by such depositary share, to all the rights and preferences of the Series A Preferred Stock represented thereby, including dividend, voting, redemption and liquidation rights.

References herein to “holders” of depositary shares mean those persons who own depositary shares registered in their own names on the books that we or the depositary maintain for this purpose, and not indirect holders who own beneficial interests in depositary shares registered in street name or issued in book-entry form through DTC. Please review the special considerations that apply to indirect holders described in the section entitled “Book-Entry Issuance.”

American Stock Transfer & Trust Company, LLC is the depositary, transfer agent and registrar for the depositary shares.

Dividends and Other Distributions

Each dividend payable on a depositary share will be in an amount equal to 1/40th of the dividend declared and payable on the related share of the Series A Preferred Stock.

The depositary will distribute any cash dividends or other cash distributions received in respect of the deposited Series A Preferred Stock to the record holders of depositary shares relating to the underlying Series A Preferred Stock in proportion to the number of depositary shares held by such holders. If we make a distribution other than in cash, the depositary will distribute any property received by it to the record holders of depositary shares entitled to those distributions, unless it determines that it is not feasible to make a distribution. In that event, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the record holders of the depositary shares.

Record dates for the payment of dividends and other matters relating to the depositary shares are the same as the corresponding record dates for the Series A Preferred Stock.

The amounts distributed to holders of depositary shares will be reduced by any amounts required to be withheld by the depositary or by us on account of taxes or other governmental charges.

Redemption of Depositary Shares

If we redeem the Series A Preferred Stock represented by the depositary shares, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the Series A Preferred Stock held by the depositary. The redemption price per depositary share is expected to be equal to 1/40th of the redemption price per share payable with respect to the Series A Preferred Stock (or $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

Whenever we redeem shares of Series A Preferred Stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing shares of Series A Preferred Stock so redeemed. If fewer than all of the outstanding depositary shares are redeemed, the depositary will select the depositary shares to be redeemed pro rata or by lot, or in such other manner that the depositary determines to be fair and equitable. The depositary will send notice of redemption to record holders of the depositary receipts not less than 30 and not more than 60 days prior to the date fixed for redemption of the Series A Preferred Stock and the related depositary shares (provided that, if the depositary shares representing the Series A Preferred Stock are held in book-entry form through DTC, the depositary may give such notice in any manner permitted by DTC).

Voting the Series A Preferred Stock

Because each depositary share represents a 1/40th interest in a share of the Series A Preferred Stock, holders of depositary receipts will be entitled to 1/40th of a vote per depositary share under those limited circumstances in which holders of the Series A Preferred Stock are entitled to a vote, as described above in “Description of the Series A Preferred Stock—Voting Rights.”

When the depositary receives notice of any meeting at which the holders of the Series A Preferred Stock are entitled to vote, the depositary will send the information contained in the notice to the record holders of the depositary shares relating to the Series A Preferred Stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the Series A Preferred Stock, may instruct the depositary to vote the amount of the Series A Preferred Stock represented by the holder’s depositary shares. Insofar as practicable, the depositary will vote the amount of the Series A Preferred Stock represented by depositary shares in accordance with the instructions it receives. We will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any depositary shares representing the Series A Preferred Stock, it will not vote the amount of the Series A Preferred Stock represented by such depositary shares.

Listing of Depositary Shares

The depositary shares are listed on the Nasdaq Capital Market under the symbol “MNSBP.”

Withdrawal of Series A Preferred Stock

Any holder of depositary shares may receive the number of whole shares of Series A Preferred Stock and any money or other property represented by the depositary shares held by such holder after surrendering the depositary receipts representing such depositary shares to the depositary, paying any taxes, governmental charges and fees provided for in the Deposit Agreement and complying with any other requirement of the Deposit Agreement. Holders of depositary shares making these withdrawals will be entitled to receive such whole shares of Series A Preferred Stock, but holders of such whole shares of Series A Preferred Stock will not be entitled to deposit that Series A Preferred Stock under the Deposit Agreement or to receive depositary shares for such Series A Preferred Stock after withdrawal. If the depositary shares surrendered by the holder in connection with withdrawal exceed the number of depositary shares that represent the number of whole shares of Series A Preferred Stock to be withdrawn, the depositary will deliver to that holder at the same time a new depositary receipt evidencing the excess number of depositary shares.

Amendment and Termination of the Deposit Agreement

We may amend the form of depositary receipt evidencing the depositary shares and any provision of the Deposit Agreement at any time and from time to time by agreement with the depositary without the consent of the holders of depositary receipts. However, any amendment that would materially and adversely alter the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the Series A Preferred Stock will not be effective unless the holders of at least a majority of the affected depositary shares then outstanding approve the amendment. We will make no amendment that impairs the right of any holder of depositary shares, as described above under “—Withdrawal of Series A Preferred Stock,” to receive shares of Series A Preferred Stock and any money or other property represented by those depositary shares, except in order to comply with mandatory provisions of applicable law. Holders who retain or acquire their depositary receipts after an amendment becomes effective will be deemed to have agreed to the amendment and will be bound by the amended Deposit Agreement.

The Deposit Agreement will automatically terminate if:

•	all outstanding depositary shares have been redeemed; or
•	a final distribution in respect of the Series A Preferred Stock has been made to the holders of depositary receipts in connection with any liquidation, dissolution or winding up of the Company.

We may terminate the Deposit Agreement at any time upon not less than 35 days’ prior notice to the depositary, and the depositary will give notice of that termination to the record holders of all outstanding depositary shares not less than 30 days before the termination date. In the event of such termination, the depositary will deliver or make available for delivery to holders of depositary receipts, upon surrender of such depositary receipts, the number of whole or fractional shares of Series A Preferred Stock as are represented by the depositary shares evidenced by such depositary receipts.

Upon termination of the Deposit Agreement, the depositary will discontinue the transfer of depositary receipts, will suspend the distribution of dividends and will not give any further notices (other than notice of such termination) or perform any further acts under the Deposit Agreement, except that the depositary will continue to collect dividends and other distributions pertaining to Series A Preferred Stock and will continue to deliver Series A Preferred Stock certificates together with such dividends and distributions.

At any time after the expiration of three years from the date of termination, the depositary may sell the Series A Preferred Stock and hold the proceeds of such sale, without interest, for the benefit of the holders of depositary receipts who have not then surrendered their depositary receipts. After making such sale, the depositary will be discharged from all obligations under the Deposit Agreement, except to account for such proceeds.

Charges of Depositary

We will pay the charges of the depositary in connection with any redemption of the Series A Preferred Stock at our option and all withdrawals of Series A Preferred Stock by holders of depositary shares as previously agreed between us and the depositary. We will also pay all taxes and governmental charges arising solely from the existence of the Deposit Agreement. Holders of depositary shares will pay all other transfer fees, taxes and governmental charges and, such other charges as are expressly provided in the Deposit Agreement to be for their accounts. All other charges and expenses of the depositary, the registrar, and the transfer agent incident to the performance of their respective obligations arising from the depositary arrangements will be paid by us.

Resignation and Removal of Depositary

The depositary may resign at any time by delivering to us notice of its resignation and we may at any time remove the depositary, with any such resignation or removal taking effect upon the appointment of a successor depositary and its acceptance of such appointment. Such successor depositary will be appointed by us within 60 days after delivery of the notice of resignation or removal.

Miscellaneous

The depositary will forward to the holders of the depositary shares all notices and reports from us that we are required to furnish to the holders of the Series A Preferred Stock.

Neither the depositary nor we will be liable if it or we are prevented or delayed by law or any circumstances beyond its or our control in performing our respective obligations under the Deposit Agreement. Our obligations and the obligations of the depositary under the Deposit Agreement will be limited to the performance of such duties as are set forth in the Deposit Agreement. Neither we nor the depositary shall be subject to any liability under the Deposit Agreement, other than for bad faith, gross negligence or willful misconduct.

Neither we nor the depositary, the registrar or the transfer agent will be obligated to prosecute or defend any legal proceedings in respect of any depositary shares or the Series A Preferred Stock unless a satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or independent accountants, or information provided by persons presenting Series A Preferred Stock for deposit, holders of depositary shares or other persons believed to be competent and on documents believed to be genuine.